Morgan, Lewis & Bockius LLP
1111 Pennsylvania Ave., N.W.
Washington, DC 20004


CHRISTOPHER D. MENCONI
202.739.5896
cmenconi@morganlewis.com



February 12, 2009

VIA EDGAR CORRESPONDENCE

Ms. Kimberly Browning
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re: RYDEX SERIES FUNDS (THE "TRUST") - POST EFFECTIVE AMENDMENT NO. 78 (FILE NOS. 033-59692 AND 811-07584)
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Dear Ms. Browning:

This letter responds to your comments conveyed to us during a telephone conference on October 31, 2008 relating to the Trust's Post-Effective Amendment No. 78, filed on September 12, 2008 in connection with a change in the principal investment strategy of the Multi-Cap Core Equity Fund and related change in name of the Fund to the Global 130/30 Strategy Fund (the "Fund"). The following summarizes your comments, and our response to those comments. Unless otherwise noted, capitalized terms have the same meaning as contained in the Fund's Prospectuses and/or Statement of Additional Information ("SAI").

PROSPECTUS

1. COMMENT. The Fund's name includes the word "global." Please confirm 1) that the fund intends to invest i) at least 40% of its assets in companies located or doing business outside of the United States and
         ii) in at least three countries outside the United States and 2) how the adviser determines that an investment is tied to a particular country (I.E., "economic tie disclosure").

         RESPONSE. We have confirmed that, under normal circumstances, the Fund intends to invest i) at least 40% of its assets in companies located or doing business outside the United States and ii) in at least three countries outside the United States. The Adviser determines that an investment is tied to a particular country based on the headquarters of the companies in which the Fund invests.


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Ms. Kimberly Browning
February 12, 2009
Page 2

2. COMMENT. Confirm supplementally whether the Fund intends to invest in emerging markets.

         RESPONSE. We have confirmed that the Fund may invest in emerging markets. We have clarified the principal investment strategy and have added the following disclosure under the heading, "Principal Risks" (new language appears in bold for the purpose of this correspondence only):

                  EMERGING MARKETS RISK - EMERGING MARKETS, WHICH CONSIST OF COUNTRIES THAT HAVE AN EMERGING STOCK MARKET AS DEFINED BY STANDARD & POOR'S(R), COUNTRIES OR MARKETS WITH LOW- TO MIDDLE-INCOME ECONOMIES AS CLASSIFIED BY THE WORLD BANK, AND OTHER COUNTRIES OR MARKETS WITH SIMILAR CHARACTERISTICS AS DETERMINED BY THE ADVISOR, CAN BE MORE VOLATILE THAN THE U.S. MARKET DUE TO INCREASED RISKS OF ADVERSE ISSUER, POLITICAL, REGULATORY, MARKET, OR ECONOMIC DEVELOPMENTS AND CAN PERFORM DIFFERENTLY FROM THE U.S. MARKET. EMERGING MARKETS CAN BE SUBJECT TO GREATER SOCIAL, ECONOMIC, REGULATORY, AND POLITICAL UNCERTAINTIES AND CAN BE EXTREMELY VOLATILE. AS A RESULT, THE SECURITIES OF EMERGING MARKET ISSUERS MAY PRESENT MARKET, CREDIT, CURRENCY, LIQUIDITY, LEGAL, POLITICAL AND OTHER RISKS DIFFERENT FROM, OR GREATER THAN, THE RISKS OF INVESTING IN SECURITIES OF DEVELOPED FOREIGN COUNTRIES. IN ADDITION, THE RISKS ASSOCIATED WITH INVESTING IN A NARROWLY DEFINED GEOGRAPHIC AREA ARE GENERALLY MORE PRONOUNCED WITH RESPECT TO INVESTMENTS IN EMERGING MARKET COUNTRIES. THE FUND MAY ALSO BE SUBJECT TO THIS RISK WITH RESPECT TO ITS INVESTMENTS IN DERIVATIVES OR OTHER SECURITIES OR FINANCIAL INSTRUMENTS WHOSE RETURNS ARE RELATED TO THE RETURNS OF EMERGING MARKET SECURITIES.


3. COMMENT. Confirm all principal strategies and risks are summarized as part of the Fund's Item 2 disclosure.

         RESPONSE. All principal strategies and risks are summarized in Item 2 disclosure. We understand it is not the staff's preference to have each Fund's principal risks presented together following each Fund's investment objective and investment strategy information, and our client is considering reformatting their prospectuses in light of this preference as well as proposed changes to Form N-1A. However, due to the fact that the descriptions of the Funds' principal risks are presented in a manner consistent with the ordering requirements of Item 2, and that the resources necessary for, and expense associated with, reformatting the prospectuses are substantial, our client believes it is in the best interests of its shareholders to postpone any substantial reformatting of the prospectuses until any proposed changes to Form N-1A are formally adopted.

4. COMMENT. Confirm whether the Fund intends to invest in American Depositary Receipts ("ADRs") or other investment companies as a principal investment strategy.

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

Ms. Kimberly Browning
February 12, 2009
Page 3

         RESPONSE. We have confirmed that the Fund intends to invest in ADRs and other investment companies as a principal investment strategy of the Fund. We have revised the disclosure as follows (new language appears in bold for the purpose of this correspondence only):

         "The Fund also may invest in initial public offerings ("IPOs"), other investment companies, AMERICAN DEPOSITARY RECEIPTS ("ADRS"), AND derivative instruments including, but not limited to, futures, swaps and options."

5. COMMENT. Under the heading, "Principal Investment Strategy," confirm that there are no limits on capitalization, and if applicable, please disclose that there are no limits.

         RESPONSE. We have confirmed that there is no limit (either minimum or maximum) on market capitalization. We have revised the disclosure as follows (new language appears in bold for the purpose of this correspondence only):

         "The Global 130/30 Strategy Fund principally invests in long and short positions of common stock of companies from all over the world that generally have a minimum market capitalization of $750 million, ALTHOUGH THE FUND MAY INVEST IN COMPANIES WITH SMALLER MARKET CAPITALIZATION."

6. COMMENT. Remove bullet point lists in the "principal investment strategy" section.

         RESPONSE. We have discussed this comment with our client, and our client believes it is in the best interests of its shareholders to postpone any substantial reformatting of the prospectuses until any proposed changes to Form N-1A are formally adopted by the SEC.

7.       COMMENT. Confirm whether the Fund will invest in foreign currency.

         RESPONSE. The Fund may invest directly and indirectly in foreign currencies.

8. COMMENT. Under the discussion, "Investment in Investment Companies Risk" under "Description of Principal Risks," state the types of unregistered investment companies in which the Fund invests.

         RESPONSE. We have confirmed that the Fund will not invest in unregistered investment companies. Therefore, we have deleted the following sentence from that section:

         "IN ADDITION, THE FUND MAY INVEST IN INVESTMENT COMPANIES THAT ARE NOT REGISTERED PURSUANT TO THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, AND THEREFORE, ARE NOT SUBJECT TO THE REGULATORY SCHEME OF THE INVESTMENT COMPANY ACT OF 1940."

Ms. Kimberly Browning
February 12, 2009
Page 4

9. COMMENT. Under the heading, "Market Risk," located under "Description of Principal Risks," the prospectus discloses that the Fund invests in warrants. However, the Fund has a non-fundamental policy prohibiting it from investing in warrants.

         RESPONSE. We have confirmed that the Fund will not invest in warrants, but may receive warrants as a result of corporate actions. All references to the Fund's ability to invest in warrants have been removed from the prospectus and SAI. Clarifying language has been added to the SAI to the effect that under certain circumstances, the Fund may from time to time receive warrants as a result of, for example, a corporate action or some other event affecting one or more of the companies in which the Fund invests.

10. COMMENT. The SEC staff position is that dividends on securities sold short, are, for financial accounting purposes, an expense of the Fund. Revise disclosure in "Short Sales Risk" to reflect that the dividend expense is an expense of the Fund.

         RESPONSE. We have revised the disclosure as follows (new text appears in bold, deleted text appears in bold and brackets):

         "For example, when the Fund short sells an interest-bearing security, such as a bond, it is obligated to pay the interest on the security it has sold. This cost is partially offset by the interest earned by the Fund on the investment of the cash generated by the short sale. [SIMILARLY], when the Fund sells short an equity that pays a dividend, THE FUND MUST PAY OUT THE DIVIDEND RATE OF THE EQUITY SECURITY TO THE LENDER AND RECORDS THIS AS AN EXPENSE OF THE FUND AND REFLECTS THE EXPENSE IN ITS FINANCIAL STATEMENTS. However, a dividend on a security sold short generally HAS THE EFFECT OF REDUCING the market value of the shorted security and thus, increases the Fund's unrealized gain or reduces the Fund's unrealized loss on its short sale transaction."

11. COMMENT. Revise fee table line items so "Total Other Expenses" comes after "Other Expenses" and "Short Dividend Expense."

         RESPONSE. We have revised the fee table to reflect the requested change.

12. COMMENT. Confirm whether the following disclosure under the heading "Advisor's Investment Methodology," should be disclosed under the heading, "Principal Investment Strategies:" "Sub-Advisor employs quantitative and qualitative research methods to evaluate an investment universe of approximately 5,000 largest companies in the world to determine the most promising investment opportunities for the Fund." Confirm whether any disclosure under this heading is a principal investment strategy and if so, it should be disclosed in Item 2.

         RESPONSE. We have added that disclosure to the principal investment strategy section of the prospectus.

Ms. Kimberly Browning
February 12, 2009
Page 5

13. COMMENT. Under the heading, "Transaction Cut-Off Times," please revise the disclosure to reflect that financial intermediaries cannot establish their own cut-off times and instead must process a transaction order in a manner consistent with the requirements of Rule 22c-1.

         RESPONSE. We believe that the existing disclosure is accurate because the term financial intermediary may encompass financial intermediaries other than those that are subject to the Rule 22c-1, I.E. other than the Funds' principal underwriter or dealers authorized to buy and sell shares of the Funds. However, we have clarified the disclosure as follows (new language appears in bold for the purpose of this correspondence only):

         "Each financial intermediary may also have its own rules about minimum initial investment amounts, minimum account balances, share transactions, limits on the number of share transactions you are permitted to make in a given time period, and may have EARLIER cut-off times for processing your transaction order."

14. COMMENT. Under the headings "Buying Fund Shares" the prospectus states that "Rydex reserves the right to reject or refuse, in whole or in part, any purchase order for Fund shares." Add disclosure indicating the time frame for rejecting purchases.

         RESPONSE. We confirmed that, although it would rarely take 48 hours to reject a purchase order, it may take 72 hours for the Fund to reject a purchase if the Fund's client services department needs to consult with their in-house legal counsel. We have added the following disclosure (new text appears in bold, deleted text appears in bold and brackets):

         "However, Rydex reserves the right to reject or refuse, in whole or in part, any purchase order for Fund shares, WHICH WOULD OCCUR WITHIN 72 HOURS OF RYDEX RECEIVING THE PURCHASE ORDER."

15. COMMENT. Under the heading, "Purchase Procedures," the prospectus states that any payment instrument refused will generally be returned within 24 hours but no later than 72 hours. Explain supplementally why it would take longer than 48 hours to return any payment.

         RESPONSE. We confirmed that although it would rarely take 48 hours to return a payment instrument, it may take 72 hours if the Fund's client services department needs to consult with their in-house legal counsel.

16. COMMENT. Form N-1A Item 6(e)(4)(ii) requires disclosure as to whether or not the Fund accommodates frequent purchases and redemptions of Fund shares by Fund shareholders. Under the heading, "Frequent Purchases and Redemptions of Fund Shares," please add disclosure which states that the Fund does or does not accommodate frequent purchases and redemptions.

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Ms. Kimberly Browning
February 12, 2009
Page 6

         RESPONSE. We have added the following disclosure (new language appears in bold for the purpose of this correspondence only):

         "THE FUND DOES NOT ACCOMMODATE FREQUENT PURCHASES AND REDEMPTIONS."

17. COMMENT. In "Redemption Fee Waivers" under "Frequent Purchases and Redemption of Fund Shares," please disclose whether the Fund has experienced or expects to experience issues with regard to transactions made through omnibus accounts and, if so, how the Fund intends to address those issues.

         RESPONSE. We have confirmed that the Fund has policies and procedures addressing transactions made through omnibus accounts.

         SAI

18. COMMENT. Confirm that any discussion concerning principal strategies or risk under the heading, "Investment Policies, Techniques and Risk Factors," are summarized in Item 2 prospectus disclosure.

         RESPONSE. We have confirmed that any strategy or risk that has been deemed to be principal in nature has been summarized in Item 2 prospectus disclosure.

19. COMMENT. Under the heading, "Repurchase Agreements," disclose the maximum percentage of assets that the Fund may invest in repurchase agreements.

         RESPONSE. Disclosure has been added explaining that there is no limit on the percentage of Fund assets that may be used in connection with repurchase agreements, although the Fund does not expect to engage, under normal circumstances, in repurchase agreements with respect to more than 33 1/3% of its total assets.

20. COMMENT. Under the heading, "Reverse Repurchase Agreements," disclose the maximum percentage of assets that the Fund may invest in reverse repurchase agreements.

         RESPONSE. Disclosure has been added explaining that there is no limit on the percentage of Fund assets that may be used in connection with reverse repurchase agreements, although the Fund does not expect to engage, under normal circumstances, in reverse repurchase agreements with respect to more than 33 1/3% of its total assets.

21. COMMENT. Recently, the U.S. Treasury announced a federal takeover of Fannie Mae, and Freddie Mac, placing the two federal instrumentalities in conservatorship. Please revise the discussion of "U.S. Government Securities" to include current developments and regulatory updates.

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Ms. Kimberly Browning
February 12, 2009
Page 7

         RESPONSE. We have added the following new paragraph (new language appears in bold for the purpose of this correspondence only):

         ON SEPTEMBER 7, 2008, THE U.S. TREASURY ANNOUNCED A FEDERAL TAKEOVER OF FANNIE MAE, AND FREDDIE MAC, PLACING THE TWO FEDERAL INSTRUMENTALITIES IN CONSERVATORSHIP. UNDER THE TAKEOVER, THE U.S. TREASURY AGREED TO ACQUIRE $1 BILLION OF SENIOR PREFERRED STOCK OF EACH INSTRUMENTALITY AND OBTAINED WARRANTS FOR THE PURCHASE OF COMMON STOCK OF EACH INSTRUMENTALITY. UNDER THIS AGREEMENT, THE U.S. TREASURY HAS PLEDGED TO PROVIDE UP TO $100 BILLION PER INSTRUMENTALITY AS NEEDED, INCLUDING THE CONTRIBUTION OF CASH CAPITAL TO THE INSTRUMENTALITIES IN THE EVENT THEIR LIABILITIES EXCEED THEIR ASSETS. THIS IS INTENDED TO ENSURE THAT THE INSTRUMENTALITIES MAINTAIN A POSITIVE NET WORTH AND MEET THEIR FINANCIAL OBLIGATIONS, PREVENTING MANDATORY TRIGGERING OF RECEIVERSHIP. CONSEQUENTLY, THE INVESTMENTS OF HOLDERS, INCLUDING THE FUND, OF MORTGAGE-BACKED SECURITIES AND OTHER OBLIGATIONS ISSUED BY FANNIE MAE AND FREDDIE MAC ARE PROTECTED. ADDITIONALLY, THE U.S. TREASURY HAS IMPLEMENTED A TEMPORARY PROGRAM TO PURCHASE NEW MORTGAGE-BACKED SECURITIES ISSUED BY THE INSTRUMENTALITIES. THIS IS INTENDED TO CREATE MORE AFFORDABLE MORTGAGE RATES FOR HOMEOWNERS, ENHANCE THE LIQUIDITY OF THE MORTGAGE MARKET AND POTENTIALLY MAINTAIN OR INCREASE THE VALUE OF EXISTING MORTGAGE-BACKED SECURITIES. THE PROGRAM EXPIRES IN DECEMBER 2009. NO ASSURANCE CAN BE GIVEN THAT THE U.S. TREASURY INITIATIVES WILL BE SUCCESSFUL.

22. COMMENT. In fundamental policy number 1, please clarify that the restriction applies to borrowings from banks.

         RESPONSE. In the explanatory paragraph immediately following the section captioned "Non-Fundamental Policies," we have clarified that the limitations set forth in Fundamental Policy number 1 apply only when the Fund borrows money from a bank.

23. COMMENT. The prospectus states, "[A]lternatively, the Fund may achieve the same result by borrowing money from banks and using the proceeds to purchase additional securities to the extent permitted under the Investment Company Act of 1940." Confirm whether the Fund will borrow in seeking to achieve this objective.

         RESPONSE. We have confirmed that the Fund will not borrow money in seeking to achieve its objective and have revised the disclosure in the prospectus accordingly.

24. COMMENT. Under the discussion of Non-Fundamental Policy 5, add the percentage of total assets the Fund may pledge.

         RESPONSE. Non-Fundamental Policy 5 prohibits the Fund from pledging, mortgaging or hypothecating its assets except in the limited circumstances discussed in the Policy. Consequently, no change has been made.

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Ms. Kimberly Browning
February 12, 2009
Page 8

25. COMMENT. Non-Fundamental Policy 9 prohibits the Fund from purchasing or holding illiquid securities if more than 15% of its net assets would be invested in illiquid securities. Confirm that the Fund will not hold more than 15% of its assets in illiquid securities.

         RESPONSE. As described in the policy, the Fund will not hold illiquid securities if more than 15% of its net assets would be invested in such securities. If at any time the Fund holds more than 15% of its net assets in illiquid securities, the Fund will reduce the value of such holdings below the 15% threshold.

***

I hereby acknowledge on behalf of the Rydex Series Funds (the "Trust") that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact either John McGuire at 202.739.5654 or me at 202.739.5896.

Sincerely,


/s/ Christopher D. Menconi
--------------------------

c: W. John McGuire, Esq.
   ---------------------
   Joanna Haigney


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